Hitch Hotel, Inc.



ANNUAL REPORT

24852 Avenue Rockefeller

Santa Clarita, CA 91355

0

www.hitchhotel.com

This Annual Report is dated June 14, 2021.

BUSINESS

Hitch Hotel is an expandable, lightweight, traveling hotel. The Hitch Hotel sleeps 2 people comfortably, off the ground and in a secure environment and requires minimal setup. Hitch Hotel stores almost anywhere and requires only 3' x 5' space. The RV and Camping markets have grown over 200% in the last 8 years and Hitch Hotel is poised to capitalize on that. Hitch Hotel is innovating the global outdoor adventure market by providing a low price point and alternative for those who do not have the storage space.

Hitch Hotel has created alliances with both Chinese and U.S. Manufacturers to build complete Hitch Hotel Units. If we continue on our current trajectory, we believe we will be able to continue our online sales and build our dealer network worldwide. At the present time, we have verbal commitments from dealers and distributors across the Globe.

Hitch Hotel Inc. previously operated as a California S-Corp (Hitch Hotel, Inc.) on April 21, 2015 and merged into the Delaware C-Corp conducting this Offering on December 11th, 2019.

Previous Offerings

Between 2020 and 2019, we sold _____0____ [shares of common stock] in exchange for $_0.00_____ per share under Regulation Crowdfunding.

Type of security sold: Debt

Final amount sold: $287,600.00

Use of proceeds: Startup costs which include -Prototypes, patents, insurance, molds, travel

Date: May 15, 2015
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020, compared to the year ended December 31, 2019.

Capital:
A total of around $128,000.00 in capital was raised in 2020. We believe this number is reflective of the worldwide economy during the global pandemic. We were not able to travel to our manufacturer in Foshan, therefore we were not able to get our manufacturing process completed before years end. Based on the above we spent roughly 47% less in fiscal year 2020 than we did in 2019.

January / June:
We spent the first quarter of 2020 preparing for our Startengine launch. Additionally, we were focused on completing the first working prototype of our newest product The Traveler. We launched our campaign in early March and within one week the global pandemic shuttered the US and global economy. In our first 2 months of our campaign going live we created an aggressive marketing campaign to gain further traction around the world. We were again seen globally and had our marketing campaign translated into multiple languages. Based on the above, we raised $32,085.00 from 49 investors. The average investment about was $655.00.

July / December:

Once we realized that our campaign was not performing the way we had hoped, we began working with our reps from Startengine to build a worldwide advertising campaign on social media. Additionally, we worked closely with our partners in Foshan to finalize our assembly line process of manufacturing. It was during this time that we were able to announce that we had joined forces with our manufacturer to allow us to distribute our product line worldwide using their partners around the globe. This, along with many other promising updates and announcements, enabled us to finish the year off by raising approximately $128,000.00 from 252 investors. The average investment was $507.00.

Year ending December 31, 2020 forecast:
At the time of this report, we have raised $260,395.00 from 453 investors. The average investment is $574.00. In the first 4 months of 2021 we've already doubled the total amount raised in 2020. Our manufacturing process is now complete and our first production samples will be arriving from Foshan in early May. We have over 1760 potential investors following us, and we hope to be able to convert them to investors as we move through the year. Our social media exposure has grown exponentially over the last 18 months and we have a long list of people asking when they can order. We will begin taking orders as soon as our First 100 Club backers commitments have been satisfied. Now that we have a global distribution network set up with our manufacturing partner, we believe we can build and deliver 300 units worldwide beginning in late Q2 early Q3 of 2021. We are projecting that Q4 will see a large increase in units shipped because of our worldwide distribution. We have set up a distribution partner in New Zealand that we also believe will extend into Australia. With Foshan China being centrally located around the globe, getting product to those 2 countries quickly, and in time for their summer, should not be too difficult.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $4,054.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: DHL

Amount Owed: $9,000.00

Interest Rate: 0.0%

Maturity Date: April 01, 2019

Creditor: Denis D'Amato

Amount Owed: $220,000.00

Interest Rate: 10.0%

Maturity Date: December 18, 2022

Note payable due in monthly installments of $1,000 including interest 6 months after first sale, at 10% per annum.

Creditor: Joe and John Spect

Amount Owed: $40,000.00

Interest Rate: 10.0%

Maturity Date: December 18, 2022

Note payable due upon demand, at 10% per annum.

Creditor: Dan Kyrszan

Amount Owed: $60,000.00

Interest Rate: 10.0%

Maturity Date: December 12, 2022

Creditor: Jeff Kantor

Amount Owed: $60,000.00

Interest Rate: 10.0%

Maturity Date: December 12, 2022

Creditor: Hollis Elliot

Amount Owed: $36,000.00

Interest Rate: 10.0%

Maturity Date: November 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Geoff Patterson

Geoff Patterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO- Co Founder

Dates of Service: April 22, 2015 - Present

Responsibilities: Product Development, marketing, and overseeing manufacturing. There will be $75K allocated for salary once Hitch Hotel is profitable, and so far 853,000 shares of Common Stock have been issued to Geoff Patterson.

Position: Director

Dates of Service: April 22, 2015 - Present

Responsibilities: Director

Name: Gil Goren

Gil Goren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President Co-Founder

Dates of Service: April 15, 2018 - Present

Responsibilities: Sales, Marketing, Ambassador

Position: Sales and Marketing

Dates of Service: April 14, 2018 - Present

Responsibilities: Outside and Inside Sales. Marketing via Social Media and other platforms. Outside Sales and Marketing. There will be $75k allocated for salary but no equity compensation until Hitch Hotel is profitable.

Other business experience in the past three years:

Employer: ACME Made in America

Title: Sales Director

Dates of Service: April 14, 2014 - March 07, 2018
Responsibilities: Sales

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Geoff Patterson

Amount and nature of Beneficial ownership: 853,000

Percent of class: 85.3

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of _4,000,000_____ shares of common stock, par value $_____0.0001__ per share. As of December 31, 2020, _____1,026,134_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the outdoor recreation vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, portable and expandable hotel units. Our revenues are therefore dependent upon the market for such product.

We may never have an operational product or service

It is possible that there may never be an operational Hitch Hotel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you are granting the right to vote, by proxy to the CEO and his or her successor. In addition, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Hitch Hotel, Inc. was formed on April 21, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hitch Hotel, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Manufacturing internationally

Manufacturing internationally may cause problems and present risks. We manufacture our components and trailers internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. A failure to successfully mitigate any of these potential risks could damage our business.

Cost Control

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our trailers relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our trailers. There can be no assurances that our costs of producing and delivering our trailers will be less than the revenue we generate from sales at the time of the launch of such vehicle or that we will ever achieve a positive gross margin on sales of any specific trailer. We will incur significant costs related to contracting for the manufacture of our trailers, procuring the materials required to manufacture our trailers, assembling trailers and compensating our personnel. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these products increases.

Performance

If our trailers fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our trailers could be harmed. Our trailers may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our trailers. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the trailers prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our trailers or their components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations. Our trailers may not perform consistent with customers' expectations or consistent with other trailers currently available. Any product defects or any other failure of our trailers to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Dependance

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our trailers at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our trailers at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we may be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The in ability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Cost increase

Increases in costs, disruption of supply or shortage of materials could harm our business. We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results.

Liability

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of trailers. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our trailers do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our trailers and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our insurance coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 14, 2021.

Hitch Hotel, Inc.

By   /s/ *Geoff Patterson*

    Name: Geoff Patterson

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



HITCH HOTEL, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

Rogers, Clem & Company
accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS



George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

<u>Independent Accountants' Review Report</u>

Board of Directors
Hitch Hotel, Inc.
Valencia, CA

We have reviewed the accompanying financial statements of Hitch Hotel, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and changes in shareholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED   PUBLIC   ACCOUNTANTS   &   CONSULTANTS



George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Rogers, Clem & Company

ROGERS, CLEM & COMPANY

April 26, 2021
Covina, California

HITCH HOTEL, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash	$ 4,054	$ 8,317
Other receivable	33,385	-
Total current assets	37,439	8,317
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $68,692 and $35,403	209,195	178,191
INTANGIBLES, net of accumulated amortization of $28,661 and $20,403	113,671	117,149
NONCURRENT ASSETS:		
Deferred tax asset	247,064	190,936
Total assets	$ 607,369	$ 494,593

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
BALANCE SHEET (continued)
DECEMBER 31, 2020 AND 2019

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2020	2019
CURRENT LIABILITES:		
Accounts payable	$ 5,121	$ 5,121
Income tax payable	1,811	2,717
Customer deposits	335,859	337,359
Interest payable	124,214	70,166
Notes payable, current portion	44,093	36,000
Total current liabilities	511,098	451,363
NONCURRENT LIABILITES:		
Notes payable, net of current portion	441,971	380,000
Total liabilities	953,069	831,363
STOCKHOLDERS' DEFICIT:		
Common stock, 4,000,000 shares authorized $0.0001 par value, 1,026,134 and 1,000,000 issued and outstanding	1,003	1,000
Paid in capital	246,417	122,570
Accumulated deficit	(593,120)	(460,340)
Total stockholders' deficit	(345,700)	(336,770)
Total liabilities and stockholders' deficit	$ 607,369	$ 494,593

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
SALES	$ -	$ -
COST OF SALES	-	-
Gross profit from sales	-	-
OPERATING EXPENSES	134,060	222,864
Loss from operations	(134,060)	(222,864)
OTHER INCOME (EXPENSES):		
Interest expense	(54,048)	(37,390)
Loss before provision for income taxes	(188,108)	(260,254)
PROVISION FOR (BENEFIT FROM)		
INCOME TAXES:		
Current	800	800
Deferred	(56,128)	(76,938)
Net loss	$ (132,780)	$ (184,116)

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	Common Stock	Paid in Capital	Unappropriated Retained Earnings/ (Accumulated Deficit)	Total
Balance as of January 1, 2019	$ 1,000	$ 112,673	$ (276,224)	$ (162,551)
Net loss	-	-	(184,116)	(184,116)
Additional paid in capital	-	9,897	-	9,897
Balance as of December 31, 2019	$ 1,000	$ 122,570	$ (460,340)	$ (336,770)
Balance as of January 1, 2020	$ 1,000	$ 122,570	$ (460,340)	$ (336,770)
Net loss	-	-	(132,780)	(132,780)
Common stock issued	3	-	-	3
Additional paid in capital	-	123,847	-	123,847
Balance as of December 31, 2020	$ 1,003	$ 246,417	$ (593,120)	$ (345,700)

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (132,780)	$ (184,116)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Depreciation and amortization	41,547	28,229
Changes in operating assets and liabilities:		
Other receivables	(33,385)	-
Deferred taxes	(56,128)	(76,938)
Income taxes payable	(906)	886
Customer deposits	(1,500)	127,435
Interest payable	54,048	37,390
Net cash used in operating activities	(129,104)	(67,114)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(64,293)	(83,390)
Intangible expenditures	(4,780)	(6,200)
Additional paid in capital	123,847	9,897
Net cash provided by investing activities	54,774	(79,693)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	72,064	128,400
Repayments of notes payable	(2,000)	-
Issuance of common stock	3	-
Net cash provided by financing activities	70,067	128,400
Net decrease in cash	(4,263)	(18,407)
Beginning cash	8,317	26,724
Ending cash	$ 4,054	$ 8,317

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:		
Interest	$ -	$ -
Income taxes paid	$ 1,600	$ -
Equipment acquired through financing agreements	$ 46,064	$ -

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

1. ORGANIZATION AND BUSINESS:

Hitch Hotel, Inc. (the "Company") is a Delaware corporation organized on Decmeber 9, 2019. Hitch Hotel, Inc. a California corporation organized on April 21, 2015 merged with the Company in Decmeber 2019. The company is a leading innovator of expandable, lightweight wheel-less trailers and storage options for the outdoor advernture and recreational markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments , which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-tomaturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not intend to early adopt. The Company is currently evaluating the impact of adopting this new guidance on its financial statements and does not expect the impact to be significant.

CASH AND CASH EQUIVALENTS

Cash consists of unrestricted cash in bank accounts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation expense is computed under the straight-line method over the estimated useful lives of the assets, which are generally three to seven years.

See Independent Accountants' Review Report

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

PROPERTY AND EQUIPMENT (Continued)

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged against income as incurred, whereas significant renewals or betterments are capitalized. Depreciation expense for the year ended December 31, 2020 and 2019 totaled $33,289 and $20,249, respectively.

INTANGIBLE ASSETS

Intangible assets consist of start-up costs, website design, and patents, which are amortized over the expected lives of the assets, which is generally fifteen to twenty years.

In accordance with GAAP, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

Long-lived assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less the cost to sell. Management has determined that no such impairment exists and therefore, no adjustments have been made to the carrying value of long-lived assets as of December 31, 2020 and 2019. Amortization expense for the year ended December 31, 2020 and 2019 totaled $8,258 and $7,980.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes (if any). Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement presentation and income tax purposes.

The differences relate primarily to depreciable assets (use of different depreciation method and lives for financial statement and income tax purposes), allowances for doubtful receivables and accrued vacation (deductible when paid) and net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The FASB also issued additional ASUs containing various updates to Topic 606 which are to be adopted along with ASU 2014-09 (collectively, "the new revenue recognition standard," "ASC 606"). ASC 606 supersedes the revenue recognition requirements in ASC 605, "Revenue Recognition." In accordance with the new revenue recognition standard, an entity recognizes revenue when it transfers promised goods or services to customers using a five-step model that requires entities to exercise judgment when considering the terms of contracts with customers. For non-public companies, the new revenue recognition standard is effective for financial statements issued for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Entities may adopt the new guidance retrospectively to each prior reporting period presented under a full retrospective approach, or as a cumulative-effect adjustment as of the date of adoption under a modified retrospective approach. The Company adopted ASC 606 on January 1, 2019 using the modified retrospective approach to contracts not completed as of the date of adoption, with no restatement of comparative periods, and a cumulative-effect adjustment to retained earnings recognized as of the date of adoption.

As part of the adoption of ASC 606, management performed an assessment of the impact the new revenue recognition standard would have on the financial statements. Management's assessment also considered required changes in internal controls resulting from the adoption of the new revenue recognition standard. Although new controls have been implemented as a result of the adoption, such changes were not deemed material. A summary of the impact of the adoption of ASC 606 on the financial statements is included below.

Under legacy guidance, the Company recognized revenues at a point in time upon meeting relevant revenue recognition criteria. Under ASC 606, the timing of revenue recognition for all revenue streams continue to be recognized at a point in time, and our performance obligations and revenue recognition timing and practices are substantially similar to how revenues were recorded under legacy guidance.

ADVERTISING

The Company expenses the cost of promotions and advertising its products and services as incurred. Total cost of advertising for the year ended December 31, 2020 and 2019 was $38,586 and $14,185, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Costs associated with the development of tooling and molds beyond the feasibility stage are capitalized with the project to the corresponding fixed asset account. Total research and development costs expensed for the year ended December 31, 2020 and 2019 was $0 and $770, respectively.

HITCH HOTEL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

3. PROPERTY AND EQUIPMENT:

As of December 31, 2020 and 2019, property and equipment consisted of the following:

	2020	2019
Software	$ 3,443	$ 3,443
Tooling and molds	225,880	210,151
Vehicles	48,564	-
	277,887	213,594
Less: accumulated depreciation	68,692	35,403
	$ 209,195	$ 178,191

4. INTANGIBLES:

As of December 31, 2020 and 2019, intangibles consisted of the following:

	2020	2019
Start-up costs	$ 62,932	$ 62,932
Website design	18,700	18,700
Patent	60,700	55,920
	142,332	137,552
Less: accumulated amortization	28,661	20,403
	$ 113,671	$ 117,149

5. NOTES PAYABLE:

	2020	2019
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	$ 20,000	$ 20,000
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	20,000	20,000

HITCH HOTEL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

5. NOTES PAYABLE: (Continued)	2020	2019
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	64,500	60,000
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	64,500	60,000
Note payable due as a ballon payment including interest at 10% per annum, due December 2022.	235,000	220,000
Note payable due as a ballon payment including interest at 10% per annum, due November 2020.	36,000	36,000
Note payable due to Auto Nation, payable in in monthly installments of $897, including interest at 6.19%. Secured by property.	46,064	-
	486,064	416,000
Less: current portion	44,093	36,000
	$ 441,971	$ 380,000

Interest expense related to these notes for the year ended December 31, 2020 and 2019 amounted to $54,048 and $37,390, respectively.

Maturities of notes payable obligations over the following five years are as follows:

Years Ending December 31,	Amount
2021	$ 44,093
2022	412,618
2023	9,177
2024	9,771
2025	10,405
Thereafter	-
	$ 486,064

See Independent Accountants' Review Report

HITCH HOTEL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

6. INCOME TAXES:

As of December 31, 2020 and 2019, the components of income tax (benefit) expense are as follows:

	2020	2019
Current:		
Federal	$ -	$ --
State	800	800
	800	800
Deferred:		
Federal	16,865	(20,523)
State	(72,993)	(56,415)
	(56,128)	(76,938)
Income tax benefit	$ (55,328)	$ (76,138)

The principal timing difference between the book and tax calculation for income taxes relate to the use of accelerated depreciation for income tax purposes, interest expense accrual and net operating loss carryovers.

The deferred tax asset and deferred tax liability comprised the following:

	2020	2019
Deferred tax asset:		
Federal net operating loss carryover	$ 190,229	$ 154,911
State net operating loss carryover	61,941	50,141
Federal other assets and liabilities	26,253	14,903
State other assets and liabilities	11,051	6,273
Total deferred tax asset	289,474	226,228
Deferred tax liability:		
Federal depreciation	(42,410)	(35,292)
Total deferred tax liability	(42,410)	(35,292)
Net deferred tax asset	$ 247,064	$ 190,936

As of December 31, 2020 the Company has the following net operating loss carry-forwards which may be applied against future taxable income. All net operating losses generated in years ending 2018 and beyond do not expire. The approximate amounts and expiration dates are as follows:

Expires December 31,	Federal	State
2037	$ 92,513	$ 71,853
Non-expiring	813,340	628,843
	$ 905,853	$ 700,696

See Independent Accountants' Review Report

7. ENVIRONMENTAL REGULATION:

Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such waste comply with applicable federal and state requirements.

8. CAPITAL STOCK

COMMON STOCK

The Company has authorized 4,000,000 shares of $0.0001 par value common stock. On December 11, 2019 shares were issued to investors and diluted. During the year ended December 31, 2020 the Company issued 26,134 shares. At December 31, 2020, 1,026,134 shares were issued and outstanding.

9. SUBSEQUENT EVENTS:

The Company evaluated subsequent events through April 26, 2021 the date these financial statements were available to be issued. On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company has experienced declining supply shortages and delays from vendors. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

HITCH HOTEL, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
OPERATING EXPENSES:		
Advertising and promotion	$ 38,586	$ 14,185
Automobile expense	9,493	12,780
Bank fees	2,882	1,384
Consultant fees	25,665	82,444
Depreciation and amortization	41,547	28,229
Management fees	2,133	26,227
Office supplies	578	7,154
Other taxes	366	575
Professional services	-	9,803
Repairs and maintenance	1,167	2,986
Research and development	-	770
Shipping	1,550	-
Subscriptions	2,558	3,454
Supplies	1,822	9,448
Telephone	3,528	1,680
Travel and entertainment	2,185	21,745
Total	$ 134,060	$ 222,864

CERTIFICATION

I, Geoff Patterson, Principal Executive Officer of Hitch Hotel, Inc., hereby certify that the financial statements of Hitch Hotel, Inc. included in this Report are true and complete in all material respects.

Geoff Patterson

Principal Executive Officer